

January 14, 2016

Mail Stop 4720

<u>Via E-Mail</u>
Scott A. Oboy
Executive Vice President and Chief Financial Officer
Commercial Bancshares, Inc.
118 S. Sandusky Avenue
Upper Sandusky, Ohio 43351

      Re: **Commercial Bancshares, Inc.**
             Form 10-K for Fiscal Year Ended December 31, 2014
             Filed March 16, 2015
             File No. 000-27894

Dear Mr. Oboy:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                                  Sincerely,

                                                  /s/ Stephanie L. Sullivan

                                                  Stephanie L. Sullivan
                                                  Senior Assistant Chief Accountant
                                                  Office of Financial Services